Exhibit 99.1
[Bank of Bermuda Logo]

HSBC AGREES TO ACQUIRE BANK OF BERMUDA

(28 October 2003) HSBC Holdings plc (“HSBC”) and The Bank of Bermuda Limited (“Bank of Bermuda”) have entered into an agreement under which HSBC will acquire Bank of Bermuda, in a transaction valued at US$1.3 billion. Under the terms of the agreement shareholders of Bank of Bermuda will receive a total of US$45 per Bank of Bermuda share in cash, comprising US$40 from HSBC and BD$5 as a special dividend from Bank of Bermuda which, under existing arrangements, may be taken in US dollars. This total of US$45 per share represents a 16.3% premium over the Nasdaq average closing price for the three months to 24 October 2003. Bank of Bermuda will pay the special dividend to the shareholders of record immediately before the closing date. The cash consideration payable by HSBC will be made available from resources within the HSBC Group.

The proposal has been approved by the board of directors of Bank of Bermuda and they will be recommending the proposal to Bank of Bermuda shareholders. Merrill Lynch has acted as financial advisor to the Bank of Bermuda Board of Directors and issued a fairness opinion in connection with the transaction.

The proposal will be effected by an amalgamation under the Bermuda Companies Act under which Bank of Bermuda will be acquired by a wholly-owned subsidiary of HSBC. It will be subject to approval by Bank of Bermuda shareholders at a special general meeting of Bank of Bermuda. The proposal is also subject to governmental and regulatory approvals in Bermuda and other relevant jurisdictions and to certain other conditions. The aim is to complete the transaction, assuming fulfilment of all conditions, during the first quarter of 2004.

[Press Release]

In addition to providing HSBC with a strong position in the local banking market in Bermuda, where potential exists for further expansion, the acquisition will add significant scale and geographical spread to its existing international fund administration, private banking, trustee and payments and cash management businesses.

Bank of Bermuda will remain headquartered in Bermuda and will retain its own board and management. The Bank of Bermuda brand will continue to be used in conjunction with the HSBC symbol. HSBC intends to apply for a listing for its shares on the Bermuda Stock Exchange.

HSBC Group Chairman Sir John Bond said: “This is an exciting and important development. We have long respected Bank of Bermuda, whose management shares HSBC’s values and international outlook. The acquisition will significantly enhance our capabilities in some important lines of business. The strategic fit is excellent and we believe that Bank of Bermuda joining the HSBC Group is in the interests of the customers and shareholders of both companies.”

Joseph Johnson, Chairman of Bank of Bermuda, said: “This is an important, forward-looking move that will enhance our service to clients and ensure our shareholders are rewarded for the value created by our successful growth into a worldwide financial institution. As a small international organisation, Bank of Bermuda has a strong and successful history in providing a quality, tailored service to a unique group of clients. We believe our agreement with HSBC will result in the delivery of an expanded product offering to our clients and provide the economies of scale that are becoming increasingly important. It will also bring additional expertise to the Bermuda market, strengthen our international businesses, and provide employees with enhanced opportunities as part of the HSBC Group, one of the world’s leading financial institutions. The cultural and strategic synergy between our two organisations makes the agreement highly promising for our clients, shareholders and employees.”

Founded in 1889, Bank of Bermuda employs some 3,000 people in 13 countries and territories and has assets of US$11.8 billion. The company made a pre-tax profit of US$83.9 million in 2002, representing US GAAP earnings of US$2.53 per diluted share in 2002. The Bank’s earnings per share for the last 12 months were $2.75. Bank of Bermuda is engaged in four principal areas of activity:

	Global Funds Services provides offshore trust, custody and administration services including accounting, valuation, transfer agency, shareholder, corporate management, fiduciary, banking and global custody services to the investment fund industry. Bank of Bermuda’s more than 1,100 institutional clients include some of the world’s leading fund managers. Global Fund Services has assets under administration of approximately US$113 billion.

	Private Client Services. Bank of Bermuda provides high net worth individuals and families with trust and beneficiary services, personal financial advice and integrated management of their financial affairs. With assets under administration of US$21.7 billion, Private Client Services serves approximately 5,000 clients.

	Community Banking. Bank of Bermuda provides a comprehensive range of banking, credit and investment products in Bank of Bermuda to its 48,000 personal clients.

	Corporate Banking. Bank of Bermuda provides cash management services to offshore insurance management companies and multinational corporations, including leading shipping and investment holding companies, as well as to local Bermuda companies. It has approximately 9,000 international clients and 4,500 local clients.

The acquisition will allow the achievement of synergy benefits. It is generally intended that, to the extent there are overlapping activities, Bank of Bermuda’s international operations will be merged with the appropriate HSBC entities. Financially, the acquisition is expected to be accretive in its first year and to meet HSBC’s economic profit benchmark based on cash returns on cash invested within three years.

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Media enquiries to:

Media contacts:	HSBC	Bank of Bermuda
	Richard Beck	Peter Smith
	Tel: 00 44 (0)20 7991 0633	Tel: 001 441 299 6006

	Karen Ng	Karen Madeiros
	Tel: 00 44 (0)20 7991 0655	Tel: 011 441 299 6709

Notes to editors:

1. HSBC Holdings plc

With over 9,500 offices in 79 countries and territories, and assets of US$983 billion at 30 June 2003, the HSBC Group is one of the world’s largest banking and financial services organisations.

2. Forward-Looking Statements

This document may contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbour provisions of the US federal securities laws. Many of these risks and uncertainties relate to factors that are beyond the companies’ ability to control or estimate precisely, such as changes in economic and market conditions, changes in interest rates and foreign exchange rates, changes in law, governmental policy and regulation, the effects of competition, the ability of HSBC and Bank of Bermuda to adequately identify and manage the risks they face, changes resulting from the proposed acquisition, including the difficulties of integrating systems, operational functions and cultures and other risk factors detailed in HSBC’s and Bank of Bermuda’s respective reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date of this announcement. Neither Bank of Bermuda nor HSBC undertake any obligation to publicly release any revisions to these forward–looking statements to reflect events or circumstances after the date of this announcement.